ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of March 27, 2015, is entered into by and between Andrea Communications LLC, a New York company (“Buyer”) and ANDREA ELECTRONICS CORPORATION, a New York corporation (“Seller”).

R E C I T A L S

WHEREAS, Seller is engaged in the business of designing, developing and manufacturing state-of-the-art microphone technologies and products for enhancing speech-based applications software and communications that require high quality, clear voice signals, including Seller’s Anti-Noise Products Division, which comprises Seller’s noise canceling headset microphone products as set forth on Schedule A (the “Division”);

WHEREAS, Buyer wishes to purchase and acquire, and Seller desires to sell, certain assets related to the Division, all on and subject to the terms and conditions of this Agreement;

WHEREAS, capitalized terms used but not otherwise defined herein have the respective meanings set forth on Exhibit A to this Agreement; and

NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

1.01 Purchase of Purchased Assets from Seller.

(a) Purchased Assets. At the Closing and subject to the terms and conditions set forth herein, Seller hereby agrees to sell, transfer, convey, assign and deliver to Buyer, and Buyer hereby agrees to purchase and acquire from Seller, free and clear of all Liens, all right, title and interest in and to the following assets, properties and rights wherever located, and whether or not reflected on the books of Seller as of the date of this Agreement (collectively, the “Purchased Assets”):

(i) the tools, test fixtures, related parts and supplies related to the operation of the Division (collectively, “Equipment”) as listed on Schedule 1.01(a)(i)(a),

(ii) the files, Records and Confidential Information related to the current operation of the Division, specifically the current version of the products and tools of the Division as listed on Schedule 1.01(a)(ii);

(iii) the Contracts listed on Schedule 1.01(a)(iii), and (whether or not so listed) all bona fide purchase orders issued to Seller by a customer or issued by Seller to a vendor in the ordinary course of the Division (collectively, the “Assumed Contracts”); and

(iv) all of Seller’s goodwill associated with the Division.

(v) Buyer and Seller agree that the Buyer’s name will be Andrea Communications LLC and that the Purchased Assets include the right to use said name forever, subject to applicable trademarks of Seller.

(vi) Seller to provide and maintain a link to Buyer’s website for products listed Schedule A to this Agreement for a minimum of 12 months from the Closing and to transfer their (800) 442-7787 number to Buyer.

(b) Excluded Assets. The Purchased Assets shall not include, and Buyer shall not be deemed to purchase or acquire pursuant to this Agreement, any asset of Seller not described in Section 1.01(a) (collectively, the “Excluded Assets”), all of which shall remain the property of Seller. Without limiting the foregoing, the Excluded Assets shall include:

(i) cash on hand or on deposit and bank accounts and all Cash Equivalents;

(ii) all Contracts other than those listed on Schedule 1.01(a)(iii);

(iii) any securities of, or the corporate seal, minute books, stock books, blank share certificates, Tax Returns and working papers and other records relating to the Taxes or corporate formation, organization, maintenance and existence of Seller or its Affiliates;

(iv) any insurance policies and rights to insurance rebates defense, proceeds and coverage maintained by or covering the Seller and/or the Division or Purchased Assets;

(v) any Inventory;

(vi) all Intellectual Property, other than as may be provide for under the terms of the Licensing Agreements;

(vii) all accounts receivable of Seller;

(viii) all software and related products of Seller, other than those products included in Schedule A;

(ix) any assets, files, equipment, Records, Confidential Information or Intellectual Property related to USB adapters sold by Seller to industrial customers;

(x) any and all rights to tax refunds and credits and all rights and remedies and causes of action relating to Excluded Assets and/or Excluded Liabilities; and

(xi) any indebtedness owed to Seller.

(c) Except as otherwise expressly provided herein, the Purchased Assets are sold “as is” without any express or implied representations and warranties including REPRESENTATIONS AS TO MERCHANTABILITY OR USE FOR A PARTICULAR PURPOSE.

1.02 Assumed Obligations.

(a) At the Closing, Buyer shall assume and thereafter pay, perform, honor and discharge as and when due in accordance with their respective terms, the following (collectively, “Assumed Liabilities”):

(i) all obligations to complete any outstanding purchase orders for products sold to customers by the Division. Purchase orders for products purchased from vendors for the Division which are included in the Purchased Assets under Schedule 1.01(a)(iii) and assigned to Buyer will be paid for by Seller including all landed costs and shall be part of the Consignment Agreement;

(ii) all payment and performance obligations under Contracts included in the Purchased Assets on Schedule 1.01(a)(iii);

(iii) all obligations accruing and/or owing with respect to the Buyer’s conduct of the Division and use or operation of the Purchased Assets from and after the Closing; and

(iv) any other obligations to be performed by the Buyer pursuant to the express terms of this Agreement.

(b) Assumed Contracts. Seller shall use commercially reasonable efforts to assign and delegate, and Buyer shall assume the obligations of and become entitled to the benefits of Seller under, the Assumed Contracts from and after the Closing (provided that Buyer is not assuming any obligation arising out of any breach or default of Seller under any such Assumed Contract arising prior to the Closing). With respect to the Assumed Contracts, Buyer shall assume and accept any responsibility to obtain any required third party consents in Buyer’s discretion and any liability or circumstances resulting from a failure to obtain such consents.

(c) Assignment & Assumption Agreement. The Buyer and Seller shall enter into, at Closing, a Bill of Sale and Assignment Agreement in the form attached hereto as Exhibit B.

1.03 Excluded Liabilities.

Other than as expressly provided in Section 1.02, Buyer shall assume no Liability whatsoever of Seller, whether or not arising from or related to the Division or the Purchased Assets (the “Excluded Liabilities”).

1.04 Purchase Price.

(a) The aggregate purchase price for the Purchased Assets shall be $900,000 (the “Purchase Price”), subject to certain performance bonus payment, payable as follows:

(i) $90,000 payable pursuant to the Escrow Agreement in the form attached hereto as Exhibit G;

(ii) $210,000 payable in readily available funds by wire transfer to Seller at Closing; and

(iii) $600,000 shall be paid by Buyer’s delivery at Closing of a Promissory Note payable to Seller, in the principal amount of $600,000, which note shall be in the form attached hereto as Exhibit C (the “Buyer Note”).

(b) In addition, in the event that the revenues derived from the Buyer’s operation of the Division during the first 24 months following execution of this Agreement exceed $4.0 million in the aggregate a $100,000 performance bonus will be paid to Seller. Such performance bonus will be paid by Buyer over a 12 month period beginning on the 15th day of the 25th month following execution of this Agreement. In the event that the revenues derived from the Buyer’s operation of the Division during the first 24 months following execution of this Agreement fall below $2.0 million in the aggregate a $100,000 payment will be paid to Buyer over a 12 month period beginning on the 15th day of the 25th month following execution of this Agreement.

1.05 Consignment Agreement. Seller’s Inventory related to the Division shall be provided to Buyer on consignment pursuant to the terms and conditions set forth in a Consignment Agreement in the form attached hereto as Exhibit D.

1.06 Licensing Agreements. The use of certain Intellectual Property of Seller related to the Division shall be pursuant to and subject to the terms of the Licensing Agreements, including certain license fees, in the forms attached hereto as Exhibit E.

1.07 Security Agreement. Seller’s issuance of the Buyer Note shall be subject to the terms of and conditioned upon the execution of the Security Agreement in the form attached hereto as Exhibit F.

1.08 Customer Returns. Seller’s responsibility regarding customer returns following Closing shall be as set forth in Schedule 1.08.

ARTICLE II
CLOSING CONDITIONS

2.01 Conditions to Obligations of Buyer and Seller. The respective obligations of Buyer, on the one hand, and Seller, on the other hand, to effect the Closing shall be subject to the satisfaction (or written waiver by Buyer or Seller, as applicable) at or prior to the Closing of each of the following conditions:

(a) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”), shall be in effect which delays, restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby to be consummated at the Closing.

(b) Consents and Approvals. Except as otherwise set forth herein, any material Consents of third parties necessary in connection with the transactions contemplated herein shall have been obtained by Seller and delivered to Buyer, provided, however, that Buyer may waive any consent with respect to third parties which are not Governmental Authorities.

2.02 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing shall also be subject to the satisfaction (or written waiver by Buyer) at or prior to the Closing of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller set forth in this Agreement, shall be true and correct, in all material respects, in each case (i) as of the date hereof and (ii) on and as of the Closing, except that representations and warranties that are made as of a specific date need be true and correct only as of such date.

(b) Performance of Obligations. Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c) Officer’s Certificate. Buyer shall have received a certificate, dated as of the Closing, signed by an appropriate senior officer of Seller to the effect that the conditions specified in Sections 2.02(a) and 2.02(b) have been satisfied.

(d) No Proceedings. There shall not be pending or threatened any Proceeding seeking any Legal Restraint or otherwise involving a challenge to or seeking damages or other relief in connection with this Agreement or other transactions contemplated hereby to be consummated at the Closing, or that may have the effect of making illegal, imposing limitations or conditions on or otherwise interfering with any of such transactions.

2.03 Additional Conditions to Obligations of Seller. The obligation of Seller to effect the Closing shall also be subject to the satisfaction (or written waiver by Seller) at or prior to the Closing of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct, in all material respects, in each case (i) as of the date hereof and (ii) on and as of the Closing, except that representations and warranties that are made as of a specific date need be true and correct only as of such date.

(b) Performance of Obligations. Buyer shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(c) Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing, signed by an appropriate senior officer of Buyer to the effect that the conditions specified in Sections 2.03(a) and 2.03(b) have been satisfied.

2.04 Closing.

(a) The closing (“Closing”) of the purchase and sale of the Purchased Assets shall take place effective 11:59 p.m., on or about April 1, 2015 (subject to the execution and delivery of this Agreement) at the offices of Seller’s attorney, Kilpatrick Townsend & Stockton, LLP, 607 14th Street, NW, Suite 900, Washington, DC 20005, provided that the parties may exchange all Closing documents by email or facsimile with a contemporaneous wire transfer and receipt of the Purchase Price by the Seller, with original Closing documents to be promptly exchanged by overnight courier or personal delivery.

(b) At Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(i) release of the amount held pursuant to the Escrow Agreement as set forth in Section 1.04(i);

(ii) the amount payable in readily available funds by wire transfer as set forth in Section 1.04(ii);

(iii) the Buyer Note;

(iv) a certificate from the Secretary of Buyer, dated as of the Closing, attesting to the resolutions of Buyer authorizing the execution, delivery and performance of the Transaction Agreements;

(v) the compliance certificate required pursuant to Section 2.03(c);

(vi) the executed Consignment Agreement;

(vii) the executed Licensing Agreements;

(viii) the executed Security Agreement; and

(ix) the executed Bill of Sale and Assignment Agreement.

(c) At Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(i) a certificate from the Secretary of Seller, dated as of the Closing, attesting to the resolutions of Seller authorizing the execution, delivery and performance of the Transaction Agreements;

(ii) the compliance certificate required pursuant to Section 2.02(c);

(iii) such bills of sale, conveyance documents, tax clearances and other documents, instruments, and certificates in connection with the transactions contemplated by this Agreement, as Buyer may reasonably request at Closing, in form and substance reasonably acceptable to Buyer and its counsel; and

(iv) possession of the tangible Purchased Assets at its current physical location and evidence to Buyer that all Liens on the Purchased Assets, if any, have been released.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to any limitations, terms and conditions expressly contained elsewhere herein, Seller represents and warrants to Buyer, in each case on the date hereof and as of the Closing, as follows:

3.01 Organization. Seller is a corporation organized, validly existing and in good standing under the laws of the State of New York, and has all requisite power and authority to carry on its business as now conducted by it and to own and operate its assets as now owned and operated by it. Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business conducted by the Division requires such qualification and in which the failure to so qualify would have a Material Adverse Effect on the Division or Purchased Assets.

3.02 Authority; Enforceability. Seller has the full right, corporate power and authority, to execute and deliver the Transaction Agreements to which it is a party, and to perform its obligations thereunder. The Transaction Agreements constitute the legally binding obligations of Seller if and as applicable, enforceable in accordance with their respective terms. The execution and delivery by Seller of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance by Seller with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Seller under, any provision of (i) the certificate of incorporation or bylaws of Seller (“Seller Organizational Documents”), (ii) any material contract to which Seller is a party or by which any of its properties or assets is bound, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, could not reasonably be expected to prevent the consummation of the transactions contemplated hereby.

3.03 Legal Actions. Schedule 3.03 lists all Proceedings pending, threatened by or, to the knowledge of Seller, threatened against Seller relating to the Division or the Purchased Assets. To Seller’ knowledge, there is no basis for any other Proceeding.

3.04 Compliance with Applicable Law.

(a) The ownership, use and operation of the Purchase Assets by Seller is in material compliance with all Applicable Laws, Permits and Orders. Seller has not received notice of any alleged violation of any Applicable Law, (Permit or Order) from any Governmental Authority relating to the ownership, use and operation of the Purchase Assets within the three (3) years preceding the Closing.

(b) Schedule 3.04(b) sets forth a list of all licenses, permits, qualifications, certificates, approvals, authorizations and other registrations necessary for the conduct of the business of the Division as currently conducted (collectively, “Permits”), and all orders, writs, injunctions, directives, judgments, decrees, consent decrees, compliance orders, administrative orders or other legal requirements applicable to the Division or the Purchased Assets (collectively, “Orders”). Seller holds all such Permits, each of which is in full force and effect.

3.05 Inventory, Personal Property and Title and Sufficiency of Assets.

(a) All Inventory subject to the Consignment Agreement was produced or acquired by Seller in bona fide, arms-length transactions entered into in the ordinary course of business and no such Inventory is held by Seller on consignment, or is otherwise subject to any ownership interest of any third party.

(b) Seller owns, and at the Closing, Buyer shall acquire, all rights, title and interest in and to all of the Purchased Assets, free and clear of any and all Liens.

(c) To Seller’s knowledge the Equipment is in good working order and condition, normal wear and tear expected and consistent with the age of the respective asset, and is suitable for continued use in the business of the Division as presently conducted or planned to be conducted. The Purchased Assets are, subject to obtaining any necessary Assumed Contract Consents, all of the properties, assets and rights necessary to conduct of the business of the Division as heretofore conducted and necessary to the uninterrupted continuation of the Division by Buyer after the Closing.

3.06 Contracts.

(a) Schedule 3.06(a) sets forth a true and complete list of all customer rebates currently outstanding in favor of customers of the Division and describes the material terms and conditions of each such rebate, as well as all amounts or advances on customer rebates paid by Seller, if any, through the Closing, in respect of purchases prior to the Closing date (the “Customer Rebates”).

(b) All Contracts included in the Purchased Assets were entered into in the ordinary course of business with bona fide third parties in arms-length transactions. Seller has not, and to the best knowledge of Seller no other party to any such Contract has, materially breached, violated or defaulted under or received notice of a material breach, violation or default under, any such Contract, and no circumstances exist, which, with the giving of notice, the passage of time or both, would constitute a material breach, violation or default under any such Contract.

(c) Schedule 3.06(c) sets forth, as of Closing, a complete list of all outstanding purchase orders issued to Seller by a customer or issued by Seller to a vendor.

3.07 Tax Matters. Seller has duly and timely filed all Tax Returns required to be filed under Applicable Law. All Taxes due and payable by Seller (whether or not shown on any Tax Return) have been timely paid. No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction. All Taxes that Seller is or was required by Law to withhold or collect have been duly withheld or collected and, have been or will be paid to the proper Person or, if not yet due, have been appropriately reserved.

3.08 Intellectual Property. To the best of Seller’s knowledge the operation of the Division by the Seller does not conflict with, infringe upon, misappropriate or otherwise violate any Intellectual Property rights of any Person. There are no facts which indicate a likelihood of any infringement or misappropriation by, or conflict with, any Person with respect to any Intellectual Property used in the operation of the Division, including any demand or request that Seller license rights from, or make royalty payments to, any Person. Seller owns the entire right, title and interest in, to and under, or have acquired an express or implied license to use the Intellectual Property included in the Purchased Assets without payment of any further royalty or similar amount to any third party, and the Intellectual Property provided for under the Licensing Agreements is sufficient for the unimpaired continued operation of the Division by Buyer as heretofore conducted by Seller.

3.09 Environmental Matters.

(a) Seller has not: (i) received any written request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any Environmental Condition; or (ii) been the subject of or, to the knowledge of Seller, threatened with, any governmental enforcement action or third party claim under any Environmental Law, and to Seller’s knowledge there is no reason to believe that any of the above is reasonably likely to be forthcoming.

(b) For purposes of this Section 3.09, the following terms shall have the respective meanings set forth below:

(i) “Environmental Condition” means any condition with respect to the environment (including the air, water, groundwater, surface water and land), whether or not yet discovered, which could or does result in any damage, loss, cost, expense, claim, demand, order or liability to or against any Person by any third party or governmental entity, including, without limitation, any condition resulting from the ownership of any Purchased Assets or operation of the Division.

(ii) “Environmental Laws” means any Applicable Law relating to the protection of human health, safety or the environment including: (A) all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of Hazardous Substances, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, whether solid, liquid or gaseous in nature; and (B) all requirements pertaining to the protection of the health and safety of employees or the public from exposure to Hazardous Substances.

(iii) “Hazardous Substance” means any substance: (A) the presence of which requires investigation or remediation under any Environmental Laws; (B) which is defined as a “pollutant,” “hazardous waste” or “hazardous substance” under any Environmental Laws; (C) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous and is regulated under Environmental Laws; or (D) that is gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (“PCBs”) or asbestos.

3.10 Certain Changes. Since December 31, 2014, Seller has operated the Division solely in the ordinary course consistent with past practices, and has used its reasonable commercial efforts to preserve the Division and the Purchased Assets. Without limiting the foregoing, since December 31, 2014, there has not been any:

(i) event or circumstance that has had or could reasonably be expected, given known information, to have, individually or in the aggregate, a Material Adverse Effect;

(ii) revaluation or write-down of any of the Purchased Assets other than in the ordinary course of business;

(iii) amendment or termination of any Contract included in the Purchased Assets other than in the ordinary course of business or as contemplated in this Agreement;

(iv) change in the accounting principles, methods or practices of Seller, in the manner Seller keeps its books or records, or in its current practices with respect to sales, receivables, inventories, payables or accruals; or

(v) agreement by Seller to do, either directly or indirectly, any of the things described in the preceding clauses (i) through (iv).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller in each case on the date hereof and as of the Closing, as follows:

4.01 Organization. Buyer is duly organized, validly existing and in good standing under the laws of the State of New York and has or will have the requisite corporate power and lawful authority to own its assets and properties and to carry on its business, and after Closing, the Division.

4.02 Authority; Enforceability. Buyer has the requisite corporate power and authority to execute and deliver the Transaction Agreements, and to perform its obligations thereunder. The Transaction Agreements constitute the legally binding obligations of Buyer, enforceable in accordance with their respective terms. All necessary corporate action has been taken by Buyer to authorize and approve the execution and delivery of the Transaction Agreements, the performance by Buyer of its duties and obligations thereunder and of all other acts necessary or appropriate for the consummation of the transactions contemplated by the Transaction Agreements.

4.03 Brokers and Finders. No finder or any agent, broker or other Person acting pursuant to authority of Buyer is entitled to any commission or finder’s fee in connection with the transactions contemplated by this Agreement.

4.04 Litigation. Buyer is not a party to, or to the knowledge of Buyer threatened with, any litigation or judicial, administration or arbitration proceeding. Buyer does not know of any dispute with any person under contract with Seller which after Closing may materially and adversely affect the Purchase Assets or the Division or the execution of this Agreement or the consummation of the transactions contemplated hereby.

4.05 No Conflicts. The execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance by Buyer with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Buyer under, any provision of (i) the certificate of incorporation or bylaws of Buyer, (ii) any material contract to which Buyer is a party or by which any of its properties or assets is bound, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, could not reasonably be expected to prevent the consummation of the transactions contemplated hereby.

4.06 Governmental Filings; Consents. No Consent of, or registration, declaration or filing with, any Governmental Authority or third party is required to be obtained or made by or with respect to Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation of the transactions contemplated by this Agreement.

ARTICLE V
OTHER AGREEMENTS

5.01 Confidentiality.

(a) From and after the Closing, Seller and Buyer will, and will cause their Affiliates to, treat any Confidential Information in confidence and will not use for any purpose or disclose any such Confidential Information to any Person other than the other party hereto; provided, however, that the foregoing shall not apply to information in the public domain as of the date hereof or that enters the public domain other than by act or omission of either Seller or Buyer or any of their Affiliates. If Seller is required to disclose any Confidential Information pursuant to Applicable Law, Seller shall promptly give Buyer notice of any request or demand for disclosure of such Confidential Information upon receipt along with a copy of any written correspondence, pleading or other communication concerning the request or demand, so that Buyer can obtain an appropriate protective order and shall provide reasonable cooperation to Buyer in seeking such order. The restrictions in this Section 5.01 shall survive the Closing and shall continue indefinitely; provided, however, that such restrictions shall terminate on the fifteen (15th) anniversary of the Closing with respect to any Confidential Information that does not constitute a trade secret under Applicable Law.

(b) For purposes of this Agreement, “Confidential Information” shall mean any and all technical, business and other information of or relating to the Division or the Purchased Assets that derives value, actual, potential, economic or otherwise, from not being generally known to other Persons including technical or non-technical data, compositions, devices, methods, techniques, drawings, inventions, processes, financial data, financial plans, audit plans, lists of actual potential customers or suppliers, information regarding acquisition and investment plans and strategies, business plans or operations. Confidential Information includes any such information of third parties that Seller or Buyer is obligated to or does keep or treat as confidential.

(c) Notwithstanding anything to the contrary herein, Seller or Buyer may disclose any Confidential Information required to be disclosed by subpoena or other mandatory legal process, provided that the disclosing party promptly give the non-disclosing party notice of any request or demand for disclosure of such Confidential Information upon receipt of such request and demand along with a copy of any written correspondence, pleading or other communication concerning the request or demand, so that the non-disclosing party can seek an appropriate protective order, and the disclosing party can provide reasonable cooperation in seeking such order

(d) Notwithstanding anything to the contrary herein, Seller and Buyer shall remain subject to the terms and conditions of the Confidentiality Agreement by and between Seller and Buyer dated as March 13, 2015 and the Confidentiality Agreement by and between Seller and Andrea Systems LLC dated as of June 6, 2014.

5.02 Covenant Not to Compete.

(a) Seller agrees that, from the Closing and through the fifteenth (15th) anniversary of the Closing, it will not, directly or indirectly, for any reason, for its own account or on behalf of or together with any Person other than Buyer own, control, manage, or participate in the ownership, control or management of, or render services or advice to, or lend its or his name to, any business engaged, or undertaking to become engaged, in whole or in part, in the business conducted by the Division as of the date of Closing, other than the production, marketing and sale of certain products as set forth on Schedule 5.02(a).

(b) Notwithstanding anything herein to the contrary, it shall not be a breach of Section 5.02(a) for Seller to own, in the aggregate, directly or indirectly, up to thirteen percent (13%) of any class of publicly traded securities of any Person engaged in any of the activities described in Section 5.02(a), so long as such securities are held as a passive investment.

(c) Notwithstanding anything herein to the contrary, in the event that Buyer defaults, as determined by a court of competent jurisdiction, or otherwise breaches the terms of the Buyer Note and fails to cure such default or breach within 30 calendar days of Seller’s notification of such breach or default, this Section 5.02 and the terms of the covenant not to compete shall expire and be null and void.

5.03 Employment Matters.

(a) Buyer will make offers of employment to those persons listed on Schedule 5.03 (such employees who accept the terms and conditions of such offer and who are employed by Buyer are hereinafter referred to as “Hired Employees”).

(b) Seller shall remain solely responsible for all employees that are not Hired Employees and all claims related thereto. Seller shall pay or shall cause to be paid all amounts due Hired Employees, through the Closing, including amounts due as wages or salary, on account of severance, health claims, bonus and other benefits for such employees through the Closing when and as the same become due. Buyer will not assume or continue, and will have no responsibility or liability to the Hired Employees or any other Person under or with respect to, any of the Employee Benefit Plans of Seller. Seller shall continue to make or shall cause to be made all required contributions to any Employee Benefit Plans on behalf of the employees engaged in the Division through and including the Closing, and will fully vest as of the Closing, the account balance of any Hired Employee under any Employee Benefit Plan that is intended to be tax qualified under Code Section 401(a). The provisions of this Section 5.03 are for the benefit of Buyer and Seller only, and neither any employee of Seller, nor any other Person, shall have any rights hereunder. Nothing herein expressed or implied shall confer upon any employee of Seller, or legal representatives or beneficiaries thereof, any rights or remedies, including any right to employment or continued employment for any specified period or to be covered under or by any employee benefit plan or arrangement, or shall cause the employment status of any employee to be other than terminable at will.

(c) Prior to Closing, Buyer shall not solicit, or assist in the solicitation of, any employee or other Person employed or engaged by Seller in any capacity or encourage such employee to terminate such employment or other engagement, whether or not such employment or engagement is pursuant to a contract or on an at-will basis.

(d) Seller shall not, without the prior written consent of Buyer, employee Steven Patti for a period of three years following Closing, provided however, that Seller may employ Mr. Patti on a consulting basis during that three year period.

5.04 Allocation of Purchase Price. The parties agree that the Purchase Price and the Assumed Obligations (plus any other relevant items) will be allocated among the Purchased Assets for tax purposes in a manner consistent with Section 1060 of the Code and the regulations promulgated thereunder, based upon the fair market values of such assets. The final allocation shall be binding on Buyer and Seller for all U.S. federal, state, and local income Tax purposes. Following the Closing, Seller and Buyer in connection with their respective U.S. Federal, state and local income Tax returns (including amended Tax returns and claims for refunds) and other filings, shall not take (and shall cause their Affiliates not to take) any position inconsistent with the final allocation, unless otherwise required by applicable Tax law. Buyer and Seller shall cooperate in the filing of any forms (including Form 8594) with respect to the final allocation, including any amendments to such forms required with respect to any adjustment to the Purchase Price pursuant to this Agreement.

5.05 Taxes. The parties agree to retain or cause to be retained all books and records pertinent to the Purchased Assets or the Division until the applicable period for assessment of Taxes under Applicable Law has expired, and to furnish each other access thereto as is reasonably necessary for the filing of any Tax Return, the preparation for any Tax audit, the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment relating to the Purchased Assets or the Division. For a period of seven (7) years after Closing, the parties agree to give each other reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if so requested, shall allow another party to take possession of such books and records.

5.06 Proration. Notwithstanding anything herein to the contrary, any ad valorem Taxes imposed on the Purchased Assets and other expense items with respect to the Purchased Assets and business of the Division that relates to a period beginning before the Closing and ending after the Closing shall be apportioned as of the Closing such that Seller shall be liable for (and shall reimburse Buyer to the extent that Buyer shall pay) that portion of such Taxes and other expense items relating to, or arising in respect of, periods through the Closing and Buyer shall be liable for (and shall reimburse Seller to the extent Seller shall have paid) that portion of such Taxes and other expense items relating to, or arising in respect to, periods after the Closing. All amounts to be prorated will, to the extent reasonably feasible, be taken into account in a settlement sheet to be prepared by the parties in connection with the Closing. To the extent the amounts of any such proratable items are not finally known at the Closing, appropriate settlement will be made in accordance with the notice requirements and time periods set forth herein.

5.07 Further Assurances. From time to time after the Closing, each party will execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may reasonably be necessary or requested by any other party in order to consummate, evidence or implement expeditiously the transactions contemplated by this Agreement.

5.08 Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or securities exchange rules, will not issue any such public statement without the prior written consent of Buyer and Seller; provided that, for the avoidance of doubt, following Closing, routine notifications by Buyer to third parties having dealings with the Division will not constitute public statements for purposes of this Section 5.08.

5.09 Consents: Failure to Obtain Consents. After the date hereof, Seller will use its commercially reasonable best efforts to obtain or cause to be obtained any consents required in connection with the transactions contemplated by any of the Transaction Agreements that are reasonably requested by Buyer and that have not been previously obtained prior to or at the Closing. Notwithstanding anything to the contrary set forth herein, this Agreement shall not constitute an assignment or attempt to assign or transfer any interest in any Contract or Permit otherwise included in the Purchased Assets, or any claim, right or benefit arising thereunder or resulting therefrom, if such assignment or transfer is without the required consent of a third party and would constitute a breach or violation thereof or have a material adverse effect on the rights of Buyer or the Purchased Assets. Until all such required consents are obtained, Seller shall cooperate in any commercially reasonable arrangement designed to fulfill Seller’s obligations thereunder (at Buyer’s expense) and to afford Buyer the continued full benefits thereof.

5.10 Intellectual Property. Buyer hereby covenants and agrees that it shall not use any Intellectual Property of Seller other than as may be permitted by and in accordance with the terms of the Licensing Agreements. Buyer hereby further covenants and agrees that all products of Buyer that are subject to the Licensing Agreements shall include the required marks or labels of Seller as set forth in the Licensing Agreements.

ARTICLE VI
INDEMNIFICATION

6.01 Agreement to Indemnify.

(a) Subject to the other applicable terms and conditions contained in this Article V, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates and their respective officers, directors, employees, representatives and agents (the “Buyer Indemnitees”) in respect of any and all Damages incurred by any Buyer Indemnitee as a result of:

(i) any material breach of any representation, warranty, covenant or agreement of Seller contained in any Transaction Agreement;

(ii) any liability or obligation of Seller for any federal, state, county or local taxes, or any other taxes, or any interest or penalties thereon, accrued for, applicable to or arising from any period prior to the Closing; or

(iii) any Excluded Liabilities.

(b) Subject to the other applicable terms and conditions contained in this Article V, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, officers, directors, shareholders, employees, representatives and agents (collectively, the “Seller Indemnitees”) from and against all Damages incurred by Seller as a result of:

(i) any material breach of any representation, warranty, covenant or agreement of Buyer contained in any Transaction Agreement;

(ii) any liability or obligation of Buyer for any federal, state, county or local taxes, or any other taxes, or any interest or penalties thereon, accrued for, applicable to or arising from any period beginning on or after the Closing; or

(iii) any Assumed Liabilities.

6.02 Survival of Representations, Warranties and Covenants.

(a) Except as otherwise provided in this Section 6.02, all representations and warranties and covenants contained herein and the right to assert claims in respect of any material breach thereof (whether by way of indemnification or otherwise) shall survive the Closing for a period of one year.

(b) Notwithstanding Section 6.02(a) above, the representations and warranties made in Section 3.07 (Tax Matters) or otherwise relating to Tax matters, Sections 3.01 and 3.02 (Organization, Authority and Enforceability), and the right to assert claims in respect of any breach thereof (whether by way of indemnification or otherwise), shall survive the Closing until the expiration of any applicable statute of limitations, including extensions thereof.

(c) Notwithstanding anything to the contrary herein, the survival period in respect of any representation or warranty, or any related claim, shall be extended automatically to include any time period necessary to resolve a claim for indemnification that was made by the giving of timely notice as provided herein but not resolved before expiration of such survival period. Liability for any such item shall continue (including as to any Damages incurred after such survival period would otherwise have expired) until such claim shall have been finally settled, decided or adjudicated, and the parties’ waive any defense based on any statute of limitations or repose with respect to any such matter. Under no circumstances shall the fact that Damages are still being or may in the future be incurred be a basis for postponing or delaying satisfaction of any Buyer Indemnitee’s or Seller Indemnitees right, as applicable, to be indemnified in respect of indemnifiable Damages that have already been incurred. Notwithstanding anything to the contrary herein, all covenants, agreements and obligations contained herein that by their terms are to be performed after Closing shall survive Closing until the expiration of the applicable statute of limitations.

6.03 Limitation on Seller Indemnification. Notwithstanding anything to the contrary contained herein, the obligations of the Seller (the “Seller Liability”) including, without limitation, the indemnification provisions herein, shall be subject to and limited by the following provisions:

(a) No indemnification claims may be asserted against Seller or Buyer pursuant to Section 6.01 in respect of any material breach of any representation, warranty, covenant or agreement made by Seller until the aggregate Damages arising from all such material breaches exceed $50,000 in the aggregate, and then Seller shall only be liable to indemnify for amounts in excess thereof, provided that the limitations set forth in this Section 6.03(a) shall not apply to material breaches of, the representations and warranties contained in Section 3.07 (Tax Matters) or otherwise relating to Tax matters, Sections 3.01 and 3.02 (Organization, Authority and Enforceability), or claims for fraud;

(b) All Seller Liability shall be net of any insurance or other amount actually recovered by the Buyer Indemnitees with respect to such Damages (to the extent exceeding the deductible under Section 6.03(a) and net of any costs of recovering same which are not covered by insurance); and

(c) All Seller Liability shall not exceed in the aggregate the Purchase Price actually paid to Seller.

6.04 Notice to Indemnifying Party. If any party (the “Indemnitee”) receives notice of any alleged claim or other commencement of any suit, action or proceeding by a third party (a “Third Party Claim”) with respect to which any other party (or parties) may be obligated to provide indemnification (the “Indemnifying Party”) pursuant to this Article VI, the Indemnitee shall promptly give the Indemnifying Party notice thereof. Failure to give such notice shall not excuse the Indemnifying Party except to the extent it is prejudiced by the failure. In the event of a Third Party Claim, the Indemnifying Party shall have the right to elect to conduct and control the defense, compromise or settlement of such Third Party Claim, with counsel of its choice reasonably acceptable to the Indemnitee and at the Indemnifying Party’s sole cost and expense, provided, however, that during the interim the Indemnitee shall use its best efforts to take all action (not including settlement) reasonably necessary to protect against further damage or loss with respect to the Third Party Claim. If the Indemnifying Party does not assume such defense, the Indemnitee may retain counsel to assume such defense and the Indemnifying Party shall be responsible for the reasonable fees and expenses of such counsel. The Indemnitee shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate therein, but the fees and expenses of such counsel shall be at the Indemnitee’s own expense. Whether or not the Indemnifying Party chooses so to defend or prosecute such claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony and shall attend such conferences, discovery proceedings and trials as may be reasonably requested in connection therewith.

6.05 Exclusive Remedies. Following the Closing, the remedies provided in this Article VI shall be the sole recourse of each of the parties hereto and their respective officers, directors, and affiliates for all Damages arising out of this Agreement, except for those relating to payments to be made pursuant to Section 1.04 and except in the case of fraud or willful misconduct.

ARTICLE VII
TERMINATION

7.01 Termination. This Agreement may be terminated and all the transactions contemplated hereby to be consummated abandoned at any time prior to the Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by Buyer or Seller, if any Legal Restraint permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become a Final Order; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b), shall have used commercially reasonable efforts to prevent the entry of and to remove such Legal Restraint;

(c) by Buyer, if there shall be a material breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 2.01 or 2.02 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) Business Days after the giving of written notice by Buyer to Seller of such breach, and (ii) the Termination Date as then in effect;

(d) by Seller, if there shall be a material breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 2.01 or 2.03 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) Business Days after the giving of written notice by Seller to Buyer of such breach, and (ii) the Termination Date as then in effect;

(e) by Seller, if there shall be a material breach by Buyer of any representation, warranty, covenant, agreement or term or event of default under the terms of the Licensing Agreements, the Security Agreement or the Buyer Note; or

(f) by Buyer or Seller, if the Closing shall not have occurred on or before the date that is the six-month anniversary of the date hereof (the “Termination Date”).

7.02 Effect of Termination. A party desiring to terminate this Agreement pursuant to Section 7.01 shall give written notice thereof to the other party specifying the provision hereof pursuant to which the Agreement is terminated, and this Agreement shall be terminated, as applicable, at the time such notice is given. Upon termination, this Agreement shall forthwith become null and void and of no further force and effect, without liability on the part of Buyer, Seller or any of their respective Affiliates or Representatives under this Agreement, except for those terms and provisions which would survive the Closing and except for liability for any breach of this Agreement prior to termination. Upon termination, any amounts payable outstanding under this Agreement shall become immediately due and payable.

ARTICLE VIII
MISCELLANEOUS

8.01 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing, and shall be deemed duly given on the earliest of the following: (i) upon actual receipt; (ii) five (5) Business Days after mailing by first class, certified or registered U.S. mail, postage prepaid and addressed as indicated below, return receipt requested; (iii) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below, provided that the sending facsimile generates a transmission report showing successful completion of such transaction, and provided, further, that if such telecopy is sent after 5:00 p.m. local time at the location of the receiving facsimile, or is sent on a day other than a Business Day, such notice or communication shall be deemed given as of 9:00 a.m. local time at such location on the next succeeding Business Day; or (iv) if sent through a nationally-recognized overnight delivery service that guarantees next day delivery and addressed as indicated below, the Business Day following its delivery to such service in time for next day delivery:

If to Seller:	If to Buyer:

Douglas Andrea	Frank Randazzo
Andrea Electronics Corporation	Andrea Communications LLC
65 Orville Drive	140 Finn Court
Bohemia, New York 11716	Farmingdale, New York 11735

with a copy (which shall not constitute	with a copy (which shall not constitute
notice) to:	notice) to:

Kilpatrick Townsend & Stockton LLP	Meyer, Meyer & Keneally, Esqs. LLP
607 14th Street, NW, Suite 900	28 Manor Road
Washington, DC 2005	Smithtown, NY 11787
Attn: Erich M. Hellmold, Esq.	Attn: Terence X. Meyer, Esq.
Facsimile: (202) 508-0700	Facsimile: (631) 265-4560

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered under this Section 8.01 by giving the other parties notice in the manner herein set forth.

8.02 Amendments; No Waivers. This Agreement may not be amended except in a written instrument signed on behalf of each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver of such right, power or privilege. No breach of or compliance with any covenant, agreement, representation or warranty hereunder shall be deemed waived unless expressly waived in writing by Buyer, on the one hand, or Seller, on the other hand, whichever is entitled to assert the same. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

8.03 Expenses. Subject to Section 5.06 and Article VI, all costs and expenses incurred in connection with the Transaction Agreements and in closing and carrying out the transactions contemplated thereby, including, without limitation, any attorneys’ fees, brokerage fees, agent’s commissions or finder’s fees, shall be paid by the party incurring such cost or expense. Buyer shall bear 100% of all sales tax in connection with the sale of the Purchased Assets.

8.04 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement and the rights and obligations hereunder shall not be assignable or transferable, including by operation of law, by Buyer or Seller without the prior written consent of the other parties hereto. Notwithstanding the foregoing, Buyer may assign its rights and obligations hereunder (including its rights to purchase any of the Purchased Assets) to one or more Affiliates of Buyer provided, however, that any such assignment will not relieve Buyer from any of its obligations hereunder. Any attempted assignment in violation of this Section 8.04 shall be void.

8.05 Equitable Remedies. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek equitable relief, including injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

8.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and any signatures delivered by telecopy, each of which shall be an original, with the same effect as if the signatures were upon the same instrument and delivered in person.

8.07 Entire Agreement. This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.

8.08 Severability. If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect.

8.09 Construction. A disclosure contained in one schedule herein which the Buyer should reasonably understand by its nature to be applicable to another representation or warranty of Seller in this Agreement shall be deemed disclosed for all purposes herein. Each party having participated in the negotiation and preparation of this Agreement and having been represented by counsel of its choosing, there shall be no presumption that any ambiguities herein be construed against any particular party. The headings contained in this Agreement or any exhibit or schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any exhibit or schedule. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement” and “the date hereof” shall be deemed to refer to the date in the first paragraph of this Agreement.

8.10 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York (without reference to its principles of choice or conflict of laws).

8.11 Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS SET FORTH IN THIS SECTION 8.10.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BUYER:

ANDREA COMMUNICATIONS LLC

By:	/s/ Frank Randazzo
	Name:	Frank Randazzo
	Title:	General Manager

SELLER:

ANDREA ELECTRONICS CORPORATION

By:	/s/ Douglas J. Andrea
	Name:	Douglas J. Andrea
	Title:	Chairman of the Board, President,
Chief Executive Officer and
Corporate Secretary